26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

September 22, 2017

CONFIDENTIAL

Mr. Larry Spirgel, Assistant Director

Ms. Celeste M. Murphy, Legal Branch Chief

Mr. Courtney Lindsay, Staff Attorney

Mr. Terry French, Accountant Branch Chief,

Mr. Charles Eastman, Staff Accountant

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sea Limited

Registration Statement on Form F-1

CIK No. 0001703399

Dear Mr. Spirgel, Ms. Murphy, Mr. Lindsay, Mr. French and Mr. Eastman:

Our client, Sea Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, today publicly filed its registration statement on Form F-1 (the “Registration Statement”) as well as certain exhibits hereto via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, the Company is delivering to the staff (the “Staff”) of the Commission via hand delivery five courtesy copies of this letter and the Registration Statement, marked to show changes to the draft registration statement that was confidentially submitted to the Commission on September 1, 2017.

The Company respectfully advises the Staff that it plans to file another amendment to the Registration Statement containing the preliminary prospectus with the estimated offering size and price range on or around October 6, 2017, and commence the roadshow for the proposed offering no earlier than 15 days after the date hereof. In accordance with the Jumpstart Our Business Startups Act, the Company is filing publicly all draft registration statements confidentially submitted to the Commission. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

*         *         *

PARTNERS: Pierre-Luc Arsenault2 | Lai Yi Chau | Henry M.C. Cheng4 | Justin M. Dolling4 | David Patrick Eich4# | Liu Gan1 | Damian C. Jacobs4 | Guang Li2 | Neil E.M. McDonald | Kelly Naphtali | Nicholas A. Norris4 | Derek K.W. Poon2,4 | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | Judy W.C. Yam | David Yun4

REGISTERED FOREIGN LAWYERS: Daniel J. Abercromby4 | Damien Coles4 | Daniel Dusek2 | David M. Irvine4 | Benjamin W. James3 | Cori A. Lable | Xiaoxi Lin2 | Daniel R. Lindsey4 | Peng Qi2 | Benjamin Su2 | Jonathan J. Tadd4 | Wenchen Tang2 | Xiaoyao Yin2 | David Zhang2

ADMITTED IN: 1 Commonwealth of Massachusetts (U.S.A.); 2 State of New York (U.S.A.); 3 State of Texas (U.S.A.); 4 England and Wales; # non-resident

Beijing    Boston    Chicago    Houston    London    Los Angeles    Munich    New York     Palo Alto    San Francisco    Shanghai    Washington, D.C.

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

September 22, 2017

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), Benjamin Su at benjamin.su@kirkland.com, +852 3761 3306 (work) or +852 9881 9371 (cell) or Ben James at ben.james@kirkland.com, +852 3761 3412 (work) or +852 5183 3813 (cell). Questions pertaining to accounting and auditing matters may be directed to the following partners at Ernst & Young LLP: Ken Ong at ken.ong@sg.ey.com, or +65 6309 6768 or Shirley Wong at shirley.wong@sg.ey.com, or +65 6309 6228 (work). Ernst & Young LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David T. Zhang

Enclosures

c.c.	Tony Tianyu Hou, Group Chief Financial Officer

Yanjun Wang, Esq., Group General Counsel

Benjamin Su, Esq., Partner, Kirkland & Ellis International LLP

Ben James, Esq., Partner, Kirkland & Ellis International LLP

Ken Ong, Partner, Ernst & Young LLP

Shirley Wong, Appendix K Reviewer, Ernst & Young LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP